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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                     MARCH
FOR THE MONTH OF ___________________________________________ , 20 04
                                                                  --


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                            PERUSAHAAN PERSEROAN (PERSERO)
                                            PT TELEKOMUNIKASI INDONESIA
                                            ------------------------------------
                                                       (REGISTRANT)




DATE     MARCH 12, 2004                     BY       /s/ Rochiman Sukarno
     -----------------------                   ---------------------------------
                                                          (SIGNATURE)

                                                       ROCHIMAN SUKARNO
                                                HEAD OF INVESTOR RELATION UNIT
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                                  PRESS RELEASE
                            No.TEL.133/PR000/UHI/2004


                 RESULT OF THE EXTRAORDINARY GENERAL MEETING OF
                                  SHAREHOLDERS

BANDUNG, MARCH 12, 2004 - We hereby inform all shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia,Tbk., abbreviated as PT TELKOM (hereafter referred to as the "Company"), that the Extraordinary General Meeting of Shareholders (the "Meeting"), which was held on March 10th, 2004 in Jakarta, has approved and resolved the following matters:

1. Approved the replacement of the Annual Report and Consolidated Financial Statement for the financial year of 2002 that has been approved and ratified in the Annual General Meeting of Shareholders on May 9th, 2003.

2.   A.   Approved the Annual Report of the Company submitted by the Board of
          Directors concerning condition and operation of the Company for the financial year of 2002 as restated.

     B. Ratified the Audited Consolidated Financial Statements of the Company for the year 2002, which consists of the consolidated Balance Sheet and the consolidated Profit and Loss Statement and its notes, which were restated by the Company and re-audited by the Public Accountant Office KAP Hadi Sutanto dan Rekan (affiliate of PricewaterhouseCoopers), as set out in their report dated January 29th, 2004 which expresses an "Unqualified Opinion". The ratification of the said Audited Consolidated Financial Statements for the year 2002 provides complete acquittal and discharge to the members of the Board of Directors and the Board of Commissioners of the Company for the managerial and supervisory actions carried out during the year 2002 provided that the actions do not contravene any prevailing laws and regulations, and reflected in the relevant Consolidated Financial Statements of the Company.

3. Ratified the Audited Consolidated Financial Statements of the Company for the Financial Year 2000 and 2001, which consists of the consolidated Balance Sheet and the consolidated Profit and Loss Statement together with its notes to the Consolidated Financial Statements which were restated by the Company and re-audited by the Public Accountant Office KAP Hans Tuanakotta, Mustofa & Halim (previously: Hans Tuanakotta & Mustofa) affiliate of Deloitte Touche Tohmatsu), as set out in their reports dated February 28th, 2002, and January 29th, 2004 No. 280202 which express an "Unqualified Opinion". By ratification of the restatement of the Company's Audited Consolidated Financial Statement for the Financial Year 2000 and 2001, the Meeting has:

     A Approved the restatement of the Audited Consolidated Financial Statements for the year 2000 and 2001;

     B. Granted complete acquittal and discharge to the members of the Board of Directors and the Board of Commissioners for the managerial and supervisory actions carried out during the financial year concerned provided that the action s do not contravene the applicable rules and regulations, and reflected in the said Consolidated Financial Statement of the Company.

4.   A.   Approved the redetermination for the allocation of the Company's
          Consolidated Net Income for the year 2000 in the amount of Rp.2.775.004.509.812,- including an amount of Rp.470.992.590.436,-
          which is not a non-distributable object since it is not originating from the Company's operation. Therefore the recognized consolidated Net Income to be distributed is Rp.2.304.011.919.376,- with the following allocation :

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          1)   5.51% or Rp.126.950.524.690,- for reserves fund;
          2)   38.57% or Rp.888.653.672.827,- for cash dividend;
          3) 55.92% or Rp.1.288.407.721.859,- for Retained Earnings for the Company's Business Development

     B. Approved the redetermination for the allocation of the Company's Consolidated Net Income for the year 2001 in the amount of Rp.4.068.391.123.249,- as follows :
          1)   10.45% or Rp.425.011.024.148,- for reserves fund;
          2)   52.23% or Rp.2.125.055.120.741,- for cash dividend;
          3) 37.32% or Rp.1.518.324.978.360,- for Retained Earnings for the Company's Business Development

     C. Approved the redetermination for the allocation of the Company's Consolidated Net Income for the year 2002 in the amount of Rp.8.039.709.422.626,- as follows:
          1)   10.12% or Rp.813.664.218.470,- for reserves fund;
          2)   0.26% or Rp.20.863.185.089,- for environment development fund;
          3)   41.52% or Rp.3.338.109.614.234,- for cash dividend;
          4) 48.10% or Rp.3.867.072.414.833,- for Retained Earnings for the Company's Business Development

5.   A.   Approved the honorably dismissal of all members of the Board of
          Commissioners of the Company by tendering them with appreciations for their services rendered during their office terms.

     B.   1)   Approved the appointment of:
               -    Mr. TANRI ABENG as the new President Commissioner of the
                    Company;
               -    Mr. ANGGITO ABIMANYU and Mr. GATOT TRIHARGO as the new
                    Commissioners of the Company.

          2)   Approved the re-appointment of:
               - Mr. ARIF ARRYMAN and Mr. P. SARTONO as the Independent Commissioners of the Company;
               - which terms of office starts from the close of the Meeting until the close of the 3rd Annual GMS after the appointment, namely until the close of the Annual GMS to be held in the year of 2006.

          Therefore the composition of the member of the Board of Commissioner of the Company until the close of the Annual GMS to be held in the year of 2006 is be as follows:

          COMMISSIONERS:
          President Director        : Mr. TANRI ABENG
          Commissioner              : Mr. ANGGITO ABIMANYU
          Commissioner              : Mr. GATOT TRIHARGO
          Independent Commissioner  : Mr. ARIF ARRYMAN
          Independent Commissioner  : Mr. P. SARTONO

     C.   Approved the honorably dismissal of:
          -    Mr. GUNTUR SIREGAR as the Director of Finance;
          - Mr. SURYATIN SETIAWAN as the Director of Telecommunication Business Network;
          - Mr. GARUDA SUGARDO as the Director of Telecommunication Business Services;
          - Mr. AGUS UTOYO as the Director of Human Resources and Supporting Business;
          by tendering them with appreciations for their services rendered during their office terms.

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     D.   Approved the appointment of:
          -    Mr. RINALDI FIRMANSYAH as the Director of Finance;
          -    Mr. ABDUL HARIS as the Director of Telecommunication Business
               Network;
          - Mr. SURYATIN SETIAWAN as the Director of Telecommunication Business Services;
          - Mr. WOERYANTO SOERADJI as the Director of Human Resources and Supporting Business;
          to fill in the vacant positions left by the members of the Board of Directors whom were honorably dismissed, which terms of office would be the remaining terms of office of the members of the Board of Directors whom were honorably dismissed, namely until the close of the Annual GMS to be held in the year of 2005.

          Therefore the composition of the members the Board of Directors of the Company until the close of the Annual GMS held in the year of 2005 is as follows:

          BOARD OF DIRECTORS:
          President Director                   : Mr. KRISTIONO
          Director of Finance                  : Mr. RINALDI FIRMANSYAH
          Director of Telecommunication
          Business Network                     : Mr. ABDUL HARIS
          Director of Telecommunication
          Business Services                    : Mr. SURYATIN SETIAWAN
          Director of Human Resources and
          Supporting Business                  : Mr. WOERYANTO SOERADJI







ROCHIMAN SUKARNO
Head of Investor Relations

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP    : 62-21-5215109
FAX     : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM.CO.ID